Exhibits 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

April 16, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation of Board Meeting for consideration of Final Dividend under Regulation 29 of Securities Exchange Board of India (Listing Obligations and Disclosure Requirements), 2015
Ref :	Prior intimation dated March 23, 2026

With reference to the subject cited above and in continuation, to our earlier intimation dated March 23, 2026, this is to bring to your kind notice that the Board of Directors will consider, inter alia, the proposal for recommending the final dividend for FY 2025-26, if any.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR